UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   JEFFREY L. WOLFE
   2401  21ST  AVENUE SOUTH
   SUITE 200
   NASHVILLE,  TN   37212
2. Issuer Name and Ticker or Trading Symbol
   CENTRAL PARKING CORPORATION (PK)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   October 1997
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   SENIOR VICE PRESIDENT

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                                                                     1,500          I  by Spouse (1)
Common Stock                                                                                     750            I  as Trustee(2)
Common Stock                                                                                     2,220          D

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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
Non-Qualified Stock Option     $12.0000                                                                   04/10/96     10/06/05
(right to buy)  (3)
Non-Qualified Stock Option     $31.8750                                                                   (4)(5)       10/01/06
(right to buy)  (3)
Non-Qualified Stock Option     $48.8125        10/01/97       A         4,500                             (4)          10/01/07
(right to buy)  (3)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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
Non-Qualified Stock Option               Common Stock                   9,000                     9,000         D
(right to buy)   (3)
Non-Qualified Stock Option               Common Stock                   4,500                     4,500         D
(right to buy)   (3)
Non-Qualified Stock Option     10/01/97  Common Stock                   4,500                     4,500         D
(right to buy)   (3)

Explanation of Responses:

(1)
Common stock owned by Barbara Wolfe. Reporting person disclaims beneficial ownership of these shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of such shares for purposes of Section 16 or for any other purpose.
(2)
Mr. Wolfe is the trustee and beneficial owner of 50% of the assets of The Patricia Wolfe Children's Trust.  The reporting person disclaims beneficial ownership of 50% of the assets of this trust including the Issuer's Common Stock held therein (a total of 1,500 shares) and this report shall not be deemed an admission that the reporting person is the beneficial owner of such shares
(3)
Grant to reporting person of option to buy shares of common stock under the Company's 1995 Incentive and Nonqualified Stock Option
Plan for Key Personnel.
(4)
This option vests in 25% increments on each October 1 following the date of grant.
(5)
Vesting may be accelerated if the Company attains certain performance objectives pursuant to the grant agreement.

SIGNATURE OF REPORTING PERSON




/S/ JEFFREY L. WOLFE
DATE  11/10/97